Exhibit 21.1

Subsidiaries List

Entity Name
Jurisdiction of Incorporation

HotApp BlockChain Pte. Ltd.

(previously known as HotApps International Pte Ltd.)
Republic of Singapore

Crypto Exchange Inc.
State of Nevada, United States

HWH World Inc.
State of Delaware, United States

HWH World Pte. Ltd.
Republic of Singapore

HotApp International Limited
Hong Kong